220 RXR Plaza
Uniondale, NY 11556

January 8, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Sarman Makhdoom and Mr. Robert Klein

Re:	Flushing Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
For 10-Q for the Quarterly Period Ended September 30, 2023
File No. 001-33013

Dear Mr. Makhdoom and Mr. Klein:

On behalf of Flushing Financial Corporation (the “Company,” “we,” “us,” or “our”), set forth below are our responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated December 6, 2023, For your convenience, we have repeated the comments set forth in the Staffs letter and followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31 2022

Lending Activities, page 3

l.
We note the tabular disclosure on page 4 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”).  Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by separately presenting owner and non-owner occupied, by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio.  In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment-

Flushing Financial Corporation Response

Thank you for the comment.  We will incorporate your comment into future filings beginning with the December 31, 2023 Form 10-K.

220 RXR Plaza
Uniondale, NY 11556

Form 10-Q for the Quarterly Period Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition
Liabilities, page 56

2.
We note that your brokered deposits totaled $1,102.6 million at September 30, 2023, representing an increase of $246.3 million from $856.3 million at December 31, 2022.  In future filings, please identify which lines in your deposits table include your brokered deposits.  In addition, include a more fulsome discussion of factors driving change in these brokered deposits as well as in your uninsured deposits, along with an enhanced discussion of the effects such deposit changes have on the bank’s liquidity and funding costs.  Further, expand your disclosures to discuss the impacts, if any, that brokered deposits have had on your interest expense, net interest income, and deposit beta.

Flushing Financial Corporation Response

Thank you for the comment.  We will incorporate your comment into future filings beginning with the December 31, 2023 Form 10-K.

Interest Rate Risk

Income Simulation Analysis, page 58

3.
We note your disclosure stating that management provides a report, which quantifies the potential changes in net interest income under various scenarios, for review by the Asset-Liability Investment Committee (“ALCO”) of the Board of Directors, Please expand your disclosure in future filings, to discuss the different ways the ALCO committee manages interest rate risk, such as any management or governance controls, policy limits, the information the Committee gains from the analysis, how it is used and any limitations of the output from the approach.  In addition, include a more fulsome discussion of the changes in the outputs in the analysis from period to period and the factors driving the changes.

Flushing Financial Corporation Response

Thank you for the comment.  We will incorporate your comment into future filings beginning with the December 31, 2023 Form 10-K.

220 RXR Plaza
Uniondale, NY 11556

4.
We note the disclosure on page 58 that the computation of prospective effects of hypothetical interest rate changes are based on assumptions.  Please revise your disclosures in future filings to fully describe and define the various identified assumptions, whether you use proprietary or third-party data, how the data are used in your modeling and any unique facts and circumstances about them, such as how they have or may respond to unknown facts and circumstances, such as exogenous events.  Additionally, please disclose changes in any assumptions used for any comparative period, including changes to the data source used or significant changes in the actual assumption itself due to, and for example, internal data, market conditions or significant changes in the judgments and determinations made by management as you refine your modeling over time.  Please see Item 305(a)(1)(ii)(B) of Regulation S-K,

Flushing Financial Corporation Response

Thank you for the comment.  We will incorporate your comment into future filings beginning with the December 31, 2023 Form 10-K.

If you have additional questions or comments on the foregoing, please contact me by phone at 516.209.3622 or email scullen@flushingbank.com.

Sincerely,

/s/ Susan K. Cullen

Susan K. Cullen
Senior Executive Vice President
Chief Financial Officer